Exhibit 11

Statement of Computation of Per Share Earnings

	Three Months Ended		Six Months Ended
	June 30		June 30
	2007	2006	2007	2006
Earnings Per Common Share

Basic	$0.16	$0.17	$0.31	$0.33

Average Shares Outstanding	1,820,548	1,803,583	1,812,581	1,803,583

Diluted	$0.15	$0.16	$0.30	$0.32

Average Shares Outstanding	1,857,947	1,849,632	1,849,760	1,846,976